SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

UBS Willow Fund, L.L.C.
(Name of Issuer)

UBS Willow Fund, L.L.C.
(Name of Person(s) Filing Statement)

Limited Liability Company Interests
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Michael Mascis
UBS Financial Services Inc.
1285 Avenue of the Americas
New York, New York 10019
(212) 713-2000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
Stuart H. Coleman, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038
(212) 806-5400

November 23, 2004
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $150,000,000 (a)	Amount of Filing Fee: $19,005 (b)

(a)      Calculated as the aggregate maximum purchase price for limited liability company interests.
(b)      Calculated 0.01267% of the Transaction Valuation.
      Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: _______________________________
Form or Registration No.: ______________________________
Filing Party: ________________________________________
Date Filed: __________________________________________

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

third-party tender offer subject to Rule 14d-1.

issuer tender offer subject to Rule 13e-4.

going-private transaction subject to Rule 13e-3.

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO relates to a tender offer by UBS Willow Fund, L.L.C., a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Fund"), to purchase limited liability company interests (the "Interests"). Subject to the conditions set forth in the Offer to Purchase and related Letter of Transmittal (attached as Exhibit (a)(1)(ii) and Exhibit (a)(1)(iii), respectively), the Fund will purchase up to $150,000,000 in Interests that are tendered and not withdrawn prior to 12:00 midnight, New York time, on December 22, 2004, subject to any extensions of the Offer to Purchase. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference with respect to Items 1, 2, 4 through 9 and 11 of this Schedule TO.

ITEM 3.      Identity and Background of Filing Person.

           (a)      The name of the filing person is UBS Willow Fund, L.L.C. The Fund's principal executive office is located at 1285 Avenue of the Americas, New York, New York 10019 and the telephone number is (212) 713-2000. The investment adviser of the Fund is UBS Willow Management, L.L.C. (the "Adviser"). The principal executive office of the Adviser is located at 1285 Avenue of the Americas, New York, New York 10019 and the telephone number is (212) 713-2000. The managing member of the Adviser is UBS Fund Advisor, L.L.C. (the "Managing Member"). The Fund's Directors are Meyer Feldberg, George W. Gowen and Stephen H. Penman. Their address is c/o UBS Financial Services Inc., attention: Alternative Investment Group, at 1285 Avenue of the Americas, New York, New York 10019.

ITEM 10.      Financial Statements.

           (a)(1)      Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to investors pursuant to Rule 30b1-1 under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

Audited financial statements for the year ended December 31, 2002, previously filed on Form N-30D on February 27, 2003;

Audited financial statements for the year ended December 31, 2003, previously filed on Form N-CSR on March 3, 2004; and

Unaudited financial statements for the six month period ended June 30, 2004, previously filed on Form N-CSR on August 31, 2004.

                                                  (2)      The Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended. The Fund does not have shares, and consequently does not have earnings per share information.

                                                  (3)      Not Applicable.

                                                  (4)      The Fund does not have shares, and consequently does not have book value per share information.

           (c)      The Fund's assets will be reduced by the amount of the tendered Interests. Thus, income relative to assets may be affected by the tender offer. The Fund does not have shares and consequently does not have earnings or book value per share information.

ITEM 12.      Exhibits.

(a)(1)(i) (a)(1)(ii) (a)(1)(iii) (a)(1)(iv) (a)(1)(v) (a)(2)-(5) (b)-(h)	Cover Letter to Offer to Purchase and Letter of Transmittal.

Offer to Purchase.

Form of Letter of Transmittal.

Form of Notice of Withdrawal of Tender.

Forms of Letters from the Fund to Investors in connection with acceptance of offers of tender.

Not applicable.

Not Applicable.

SIGNATURE

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UBS WILLOW FUND, L.L.C. By: UBS Fund Advisor, L.L.C. Authorized Signatory By: /s/ Michael Mascis Name: Michael Mascis Title: Authorized Signatory

November 23, 2004

EXHIBIT INDEX

Exhibit

(a)(1)(i) (a)(1)(ii) (a)(1)(iii) (a)(1)(iv) (a)(1)(v)	Cover Letter to Offer to Purchase and Letter of Transmittal.

Offer to Purchase.

Form of Letter of Transmittal.

Form of Notice of Withdrawal of Tender.

Forms of Letters from the Fund to Investors in connection with acceptance of offers of tender.